UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2017

Commission File Number: 000-55607

First Mining Finance Corp.
(Translation of registrant's name into English)

Suite 1805, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Annual Financial Statements for the years ended December 31, 2016 and 2015

99.2	Management's Discussion and Analysis for the period ended December 31, 2016

99.3	Form 52-109F1 Certification of Annual Filings - CEO

99.4	Form 52-109F1 Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING FINANCE CORP.
(Registrant)

Date: March 24, 2017	By:	/s/ Samir Patel
Samir Patel
	Title:	Corporate Counsel and Corporate Secretary